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                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2002

                               SCOTTISH POWER PLC
                 (Translation of Registrant's Name Into English)

              CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                   (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   X   Form 40-F
                   -----           ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes     No   X
             ---    -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                          FORM 6-K: TABLE OF CONTENTS

1. Press Release of Scottish Power plc, dated January 22, 2002: results of extraordinary general meeting.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                /s/  Scottish Power plc
                                                -------------------------------
                                                (Registrant)

Date January 23, 2002                       By:  /s/ Alan McCulloch
     --------------------                        ------------------------------
                                                Alan McCulloch
                                                Assistant Company Secretary

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                      Scottish Power plc ("ScottishPower")

                     Result of Extraordinary General Meeting

ScottishPower is pleased to announce that, at the Extraordinary General Meeting held today at 11:00 a.m, the following special resolution was duly passed and the result of the poll on the resolution is shown below.

The share premium account be reduced by (pound)1,500 million and the directors authorised to do all that is necessary to implement the share premium reduction.

For:                                  Against:
880,951,095 shares                    24,559,997 shares
97.29% (of the shares voted)          2.71% (of the shares voted)

Accordingly ScottishPower is proceeding to make application to the Court of Session in Edinburgh for confirmation of the reduction of the share premium account.

It is hoped that the court hearing will take place and the reduction will become effective on 5 March 2002

Enquiries:

ScottishPower
Colin McSeveny                      0141 636 4515
Andrew Jamieson                     0141 636 4527